KARBON, CJSC

Financial Statements
for the years ended December 31, 2008, 2007 and 2006

______________________________________________

KARBON, CJSC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and stockholders of
KARBON, CJSC
Orenburg, Russia

We have audited the accompanying balance sheets of KARBON, CJSC as of December 31, 2008, 2007 and 2006  and the related statements of operations, stockholders` equity and comprehensive incomes and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KARBON, CJSC as of December 31, 2008, 2007 and 2006 , and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant working capital deficit that raise doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Audit Firm “Femida-Audit”, LLC

Moscow, Russia
February 23, 2009

KARBON, CJSC
Balance sheets
US Dollars	Note	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$52	$162	$12,317
Accounts and notes receivable, net		85,369	291,482	98,458
Inventories	4	121,171	151,443	148,465
Prepaid taxes and expenses	5	451,765	640,225	850,448
Prepaid and other assets	6	13,323	14,830	282,898
TOTAL CURRENT ASSETS		671,680	1,098,142	1,392,586

PROPERTY, PLANT AND EQUIPMENT
Proven Oil and Gas properties (successful efforts), at cost		8,266,831	10,108,778	9,197,027
Less - accumulated depletion, depreciation and amortization		(3,594,193)	(4,037,837)	(3,435,916)
Other property, plant and equipment		102,396	124,885	116,420
Less - accumulated depreciation		(82,169)	(90,091)	(70,168)
NET PROPERTY, PLANT AND EQUIPMENT		4,692,866	6,105,736	5,807,363

Deferred income tax assets	9	78,683	-	-

TOTAL ASSETS		$5,443,230	$7,203,877	$7,199,949

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	7	$315,624	$711,982	$828,978
Short-term borrowings	8	310,194	3,196,468	2,861,800
Production Taxes payable		148,602	154,767	61,052
TOTAL CURRENT LIABILITIES		774,420	4,063,216	3,751,830

LONG-TERM LIABILITIES:
Deferred income tax liabilities	9	-	48,185	1,089,578
Provision for litigations	10	96,319	-	-
Asset retirement obligations	11	566,279	616,185	522,196
TOTAL LONG-TERM LIABILITIES		662,597	664,370	1,611,775

STOCKHOLDERS’ EQUITY:
Share capital	12	2,251,569	2,251,569	2,251,569
Additional paid-in capital		8,040,668	5,175,344	5,175,344
Accumulated Deficit		(6,102,629)	(5,005,553)	(5,483,548)
Accumulated other comprehensive income		(183,395)	54,932	(107,020)
TOTAL STOCKHOLDERS’ EQUITY		4,006,213	2,476,292	1,836,344

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$5,443,230	$7,203,877	$7,199,949

The accompanying notes are an integral part of these financial statements.

KARBON, CJSC
Statements of operations
US Dollars	Note	For year ended December 31, 2008	For year ended December 31, 2007	For year ended December 31, 2006
Operating revenues:
Oil and gas production revenue		$807,730	$779,174	$809,268
Other revenue		481	-	-
Total operating revenue		808,211	779,174	809,268

Operating Expenses:
Oil and gas production expense		(265,008)	(451,355)	(320,629)
Mineral extraction tax		(434,658)	(258,769)	(354,866)
Depreciation, depletion and amortization		(376,614)	(348,940)	(321,498)
Taxes other than income taxes		(87,708)	(28,807)	(41,534)
Loss on sales proven properties		(111,979)	-	(5,876)
Marketing and transportation expenses	13	(318,845)	(204,797)	(283,131)
General and administrative expenses	14	(321,190)	(43,975)	(144,610)
Total operating expenses		(1,916,002)	(1,336,644)	(1,472,144)

Loss from operations		(1,107,791)	(557,470)	(662,876)

Other Income (Expenses):
Currency translation gain/(loss)		(66,661)	23,764	47,432
Interest expense		(61,058)	(53,272)	(45,986)
Loss before Income Taxes		(1,235,511)	(586,977)	(661,431)

Benefit for Income Taxes	9	138,434	1,064,973	115,010

NET INCOME/(LOSS)		$(1,097,077)	$477,995	$(546,421)

Per share of common stock (US dollars):
Basic		(1.83)	0.80	(0.91)
Diluted		(1.83)	0.80	(0.91)

The accompanying notes are an integral part of these financial statements.

KARBON, CJSC
Statements of changes in stockholders’ equity and comprehensive income
US Dollars	Comprehensive income/(loss)	Share capital		Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive income	Total Stockholders’ equity
		Share	Amount

Balance as of December 31, 2005		601,000	$3,435	$5,175,344	$(4,937,127)	$-	$241,651
Capital contributions			2,248,134				2,248,134
Net loss	(546,421)				(546,421)		(546,421)
Foreign currency translation adjustment	(107,020)					(107,020)	(107,020)
Total comprehensive loss	(653,441)

Balance as of December 31, 2006		601,000	2,251,569	5,175,344	(5,483,548)	(107,020)	1,836,344

Net income	477,995				477,995		477,995
Foreign currency translation adjustment	161,952					161,952	161,952
Total comprehensive income	639,947

Balance as of December 31, 2007		601,000	2,251,569	5,175,344	(5,005,553)	54,932	2,476,292

Additional paid-in contribution				2,865,325			2,865,325
Net loss	(1,097,077)				(1,097,077)		(1,097,077)
Foreign currency translation adjustment	(238,327)					(238,327)	(238,327)
Total comprehensive loss	(1,335,404)

Balance as of December 31, 2008		601,000	$2,251,569	$8,040,668	$(6,102,629)	$(183,395)	$4,006,213

 The accompanying notes are an integral part of these financial statements.

KARBON, CJSC
Cash flow statements
US Dollars	Note	For year ended December 31, 2008	For year ended December 31, 2007	For year ended December 31, 2006
Cash flows from operating activities
Net income/(loss)		$(1,097,077)	$477,995	$(546,421)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation, depletion and amortization		376,614	345,272	321,498
Interest expense		61,058	53,272	45,986
Loss on disposals and impairments of assets		111,979	-	5,876
Deferred income taxes		(211,283)	(1,060,434)	(115,052)
Provision for litigations		96,709	-	-
Changes in operating assets and liabilities:
Accounts and notes receivable		206,113	(193,024)	(33,092)
Inventories		30,271	(2,978)	2,066
Prepaid expenses and taxes		188,460	210,224	(246,327)
Prepaid and others assets		1,507	268,068	106,994
Accounts payable and accrued expenses		(396,357)	(116,996)	(185,972)
Taxes payable		(6,165)	93,715	8,167

Net Cash Flows used in operating activities		(638,171)	75,113	(636,277)

Cash flows from investing activities
Proceeds from Sales and disposal of Property, Plant and Equipment		-	-	8,205
Payments to Acquire Oil and Gas properties		-	(230,366)	(2,340,276)
Payments to Acquire Property, Plant and Equipment		(2,123)	-	(32,374)
Net cash used in investing activities		(2,123)	(230,366)	(2,364,445)

Cash flows from financing activities
Cash proceeds from issuing shares and additional capital		2,865,325	-	2,248,134
Short-term Borrowings		(2,886,274)	334,668	964,643
Net cash provided by financing activities		(20,949)	334,668	3,212,777
Effect of exchange rate changes on cash and cash equivalents		661,132	(191,569)	(216,989)
Net increase (decrease) in cash and cash equivalents		(110)	(12,155)	(4,934)
Cash and cash equivalents at beginning of period		162	12,317	17,251
Cash and cash equivalents at end of period		$52	$162	$12,317

Supplemental disclosures of cash flow information:
Interest paid		-	-	-
Income taxes paid		1,261	1,130	45

The accompanying notes are an integral part of these financial statements.

KARBON, CJSC
Notes to the financial statements

Note 1. Organization and environment

KARBON, CJSC (the “Company”) was organized October 16, 2000 as a Closed Joint Stock Company Company under the Civil Code of the Russian Federation and carries on its principal activity in the territory of the Russian Federation.

The registered address of the Company is: 1A Ilekskaya street, 460034, Orenburg Russia.

The principal activity of the Company is the exploration and production of oil and gas within the Russian Federation.

Note 2. Summary of significant accounting policies

Business and economic environment

The Russian Federation has been experiencing political and economic change, which has affected and will continue to affect the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks, which do not typically exist in other markets.

The accompanying financial statements reflect management’s assessment of the impact of the business environment in the country in which the Company operates and the financial position of the Company. The future business environments may differ from management’s assessment.

Basis of Presentation

The accompanying financial statements include the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of oil and gas reserves, assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates of oil and gas reserve quantities provide the basis for calculations of depletion, depreciation, and amortization (“DD&A”) and impairment, each of which represents a significant component of the accompanying financial statements.

Going concern

As reflected in the accompanying Statements of Operations, the Company has had a history of losses. In addition, the Company has a significant working capital deficit and is currently experiencing liquidity problems.

As further disclosed in Note 10, the Company is litigating with Tintrade Limited, a lender of the Company, with regard to repayment of a $300,000 loan that matured in July 2003. The Company is contesting the claim for repayment of the loan, accrued penalties and applicable court fees and also has appealed against the court ruling made in favour of the settlement demand of the plaintiff.

Due to the uncertainties related to these matters, there exists doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Revenue

The Company derives revenue primarily from the sale of produced natural gas and crude oil.  The Company reports revenue as the gross amount received before taking into account production taxes and transportation costs, which are reported as separate expenses.  Revenue is recorded in the month the Company’s production is delivered to the purchaser, but payment is generally received between 30 days after the date of production.  No revenue is recognized unless it is determined that title to the product has transferred to a purchaser.

Reporting currency

The Company maintains its accounting records in Russian roubles. The Company’s functional currency is the Russian rouble.

The Company’s reporting currency is United States Dollar ($). The balance sheet is translated into US Dollars at a principal rate of exchange. The statement of income is translated at average principal rate of exchange for the appropriate periods.

The principal rate of exchange used for translating foreign currency balances was following:
 as of December 31, 2008                                                                                     $1 = RUB29.38;
 as of December 31, 2007                                                                                     $1 = RUB24.55;
 as of December 31, 2006                                                                                     $1 = RUB26.33.

Average principal rate used of exchange income and expenses were following:
for year ended December 31, 2008                                                                        $1 = RUB24.85;
for year ended December 31, 2007                                                                        $1 = RUB25.08;
for year ended December 31, 2006                                                                        $1 = RUB27.18.

Resulting translation adjustments are reflected as a separate component of comprehensive income.

The exchange rate fluctuation of the Russian Rouble against the US Dollar may affect the book value of the Company’s assets and liabilities.

Accordingly, the translation of amounts recorded in this currency into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Accounts and notes receivable

Accounts and notes receivable are recorded at their transaction amounts less provisions for doubtful debts. Provisions for doubtful debts are recorded to the extent that there is a likelihood that any of the amounts due will not be obtained. As of December 31, 2006, 2007 and 2008 the Company did not have any allowances for uncollectable accounts receivable.

Property, plant and equipment

Fixtures and fittings are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Gains and losses on the sale of property, plant and equipment are included in other business income. Costs related to repair and maintenance activities are expensed in the period in which they are incurred and significant renewals and improvements are capitalized.

Vehicles under capital leases are initially recorded at the present value of minimum lease payments. These assets are amortized using the straight-line method over the shorter of lease term or the estimated useful life of the asset.

Expected economic life of the assets is summarized as follows:

Office equipment                   5 years
Vehicles                                5 years

Useful life and depreciation methods are regularly reviewed in order to ensure the methods and depreciation periods remain appropriate.

Oil and Gas Properties

In accordance with Statement of Financial Accounting Standard ("SFAS") 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, oil and gas properties and the related expenses are recognized under the successful efforts method. This method prescribes that certain exploration costs, including the costs of exploratory dry holes, delay rentals, geological and geophysical costs are charged to expense when incurred.

Exploratory well costs (including costs associated with stratigraphic test wells) are initially capitalized pending determination of whether commercial oil and gas reserves have been discovered by the drilling effort. The length of time necessary for this determination depends on the specific technical or economic difficulties in assessing the recoverability of the reserves. If a determination is made that the well did not encounter oil and gas in economically viable quantities, the well costs are expensed and are reported in "exploration expenses".

Exploratory drilling costs are temporarily capitalized pending determination of whether the well has found proved reserves if both of the following conditions are met:
•	The well has found a sufficient quantity of reserves to justify, if appropriate, its completion as a producing well, assuming that the required capital expenditure is made; and
•
Satisfactory progress toward ultimate development of the reserves is being achieved, with the Company making sufficient progress assessing the reserves and the economic and operating viability of the project.

The Company evaluates the progress made on the basis of regular project reviews which take into account the following factors:

•
First, if additional exploratory drilling or other exploratory activities (such as seismic work or other significant studies) are either underway or firmly planned, the Company deems there to be satisfactory progress. For these purposes, exploratory activities are considered firmly planned only if they are included in the Company’s three-year exploration plan/budget.

•
In cases where exploratory activity has been completed, the evaluation of satisfactory progress takes into account indicators such as the fact that costs for development studies are incurred in the current period, or that governmental or other third-party authorizations are pending or that the availability of capacity on an existing transport or processing facility awaits confirmation.

Costs, including "internal" costs relating to drilling and equipping of development wells, including development dry holes, as well as costs required for drilling and equipping of injection wells in the process of oil and gas reserves development, are capitalized. These costs are included in oil and gas properties in the balance sheet.

Depreciation, depletion and amortization of capitalized costs of oil and gas properties is calculated using the unit-of-production method based upon proved reserves for the cost of property acquisitions and proved developed reserves for development costs.

Production and related overhead costs are expensed as incurred.

Impairment of long-lived assets

Long-lived assets, including blocks with proved oil and gas reserves, are assessed for potential impairment in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Oil and gas properties are assessed whenever events or circumstances indicate potential impairment. If the carrying value of oil and gas properties is not recoverable through undiscounted cash flows, an impairment is recognized. The impairment is determined on the basis of the estimated fair value of oil and gas properties which, in turn, is measured by discounting future net cash flows. Discounted future cash flows from oil and gas fields are based on the management estimates of future prices that rely on recent actual prices and published prices for forward transactions; such prices are applied to forecast production volumes at particular fields with further discounting for the expected risk level.

Forecast production volumes shall be understood as reserves, including probable reserves that are proposed to be extracted using a known amount of capital expenditures. Production volumes and prices correspond to the internal plans and forecasts, as well as other data in the published financial statements. Assumptions regarding future prices and costs used to assess oil and gas properties for impairment differ from those used in the Standardized measure of proved oil and gas reserves. During the years ended December 31, 2008, 2007 and 2006, no property impairments were recorded.

Grouping of assets for the purpose of impairment is performed on the basis of the lowest level of identifiable cash flows that are largely independent of the cash flows from other groups of assets – as a rule, for oil and gas properties such level is represented by the field. Long-lived assets intended by management for use during a period not exceeding one year are recorded at the lower of depreciated value or fair value, less selling expenses.

Acquisition costs of unproved oil and gas properties are assessed for impairment on a regular basis and any estimated impairment is charged to expense.

Asset retirement obligations

The Company has asset retirement obligations associated with its core business activities. The nature of the assets and potential obligations are as follows:

Exploration and Production – The Company’s exploration, development and production activities involve the use of the following assets: wells, related equipment, operating site and in-field pipeline.

Generally, licenses and other regulatory acts require that such assets be decommissioned upon the completion of production. According to these requirements, the Company is obliged to decommission wells, dismantle equipment, restore the sites and perform other related activities. The Company’s estimates of these obligations are based on current regulatory or license requirements, as well as actual dismantling and other related costs. Asset retirement obligations are calculated in accordance with the provisions of SFAS 143, Accounting for Asset Retirement Obligations.

Deferred tax

Deferred tax assets and liabilities are measured using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized to the extent it is more likely than not that future taxable profit will be available against which the temporary differences can be applied. Deferred tax is calculated using the tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and that are expected to apply when the deferred tax asset concerned is realized or the deferred tax liability is settled.

Interest-bearing borrowings

The Company’s financial instruments including cash and cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The recorded value of the Company’s credit facility approximates its fair value as it bears interest at a floating rate.

The Company had $ 310,194 in loans outstanding under its credit agreements as of December 31, 2008, $ 3,196,468 in loans outstanding under its credit agreements as of December 31, 2007, and $ 2,861,800 in loans outstanding under its credit agreements as of December 31, 2006.

Contingencies

Certain conditions may exist as of the balance sheet date, which may result in losses to the Company but the impact of which will only be resolved when one or more future events occur or fail to occur.

If a Company’s assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued and charged to the statement of income. If the assessment indicates that a potentially material loss is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, is disclosed in the notes to the financial statements. Loss contingencies considered remote or related to unasserted claims are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Income Taxes

Operations in the Russian Federation are subject to Federal and city income tax rates that total 9.5% and a regional income tax rate that varies from 10.5% to 14.5% at the discretion of the individual regional administration. The combined statutory tax rate in the Russian Federation is 24%.

Recent accounting pronouncements

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement improves financial reporting about derivative instruments and hedging activities by enhanced disclosures of their effects on entity’s financial position, financial performance and cash flows. The Company is required to adopt the provisions of SFAS No. 161 no later than the first quarter of 2009 and does not expect any material impact on its results of operations, financial position or cash flows upon adoption.

In December 2007, the FASB issued SFAS No. 141 (Revised), “Business combinations.” This Statement will apply to all transactions in which an entity obtains control of one or more businesses. SFAS No. 141 (Revised) requires an entity to recognize the fair value of assets acquired and liabilities assumed in a business combination; to recognize and measure the goodwill acquired in the business combination or gain from a bargain purchase and modifies the disclosure requirements. The Company is required to prospectively adopt the provisions of SFAS No. 141 (Revised) for business combinations for which the acquisition date is on or after January 1, 2009. Early adoption of SFAS No. 141 (Revised) is prohibited.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.” This Statement will apply to all entities that prepare consolidated financial statements (except not-for-profit organizations) and will affect those which have an outstanding noncontrolling interest (or minority interest) in their subsidiaries or which have to deconsolidate a subsidiary. This Statement changes the classification of a non-controlling interest; establishing a single method of accounting for changes in the parent company’s ownership interest that does not result in deconsolidation and requires a parent company to recognize a gain or loss when a subsidiary is deconsolidated. The Company is required to prospectively adopt the provisions of SFAS No. 160 in the first quarter of 2009, except for the presentation and disclosure requirements which shall be applied retrospectively. Early adoption of SFAS No. 160 is prohibited.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement expands the possibility of using fair value measurements and permits enterprises to choose to measure certain financial assets and financial liabilities at fair value. Enterprises shall report unrealized gains and losses on items for which the fair value option has been elected in earnings in each subsequent period. The Company adopted the provisions of SFAS No. 159 in the first quarter of 2008.
The Company elected not to use the fair value option for its financial assets and financial liabilities not already carried at fair value in accordance with other standards. Therefore the adoption of SFAS No. 159 did not have any impact on the Company’s results of operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. In February 2008, the FASB issued Staff Position FSP No. 157-2, “Effective date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities to the first quarter of 2009. The initial adoption of the provisions of SFAS No. 157 did not have a material impact on the Company’s results of operations, financial position or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The Company adopted the provisions of FIN No. 48 in the first quarter of 2007. The adoption of the provisions of FIN No. 48 did not have a material impact on the Company’s results of operations, financial position or cash flows.

 Note 3.  Concentration of credit risk

Substantially all of the Company's receivables are within the oil and gas industry, primarily from purchasers of oil and gas. Although diversified among many companies, collectability is dependent upon the financial wherewithal of each individual company as well as the general economic conditions of the industry. The receivables are not collateralized. To date the Company has had minimal bad debts.

During 2008, sales to four unrelated customers represented 91%, 6%, 2.6% and 0.4% of total revenue.
During 2007, sales to four unrelated customers represented 36%, 33%, 16% and 11% of total revenue. During 2006, sales to five unrelated customers represented 42%, 35%, 9%, 7% and 5% of total revenue.

Note 4. Inventories.

Inventories are summarized as follows:

US Dollars	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006

Inventories of crude oil	$113,849	$-	$74,068
Valuation allowance	(90,241)	-	(50,428)
Raw materials	97,564	151,443	124,825
	$121,171	$151,443	$148,465

Note 5. Prepaid taxes and expenses.

Prepaid taxes and expenses include:

US Dollars	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006

VAT receivable	$432,160	$558,642	$688,516
Current Income Tax Receivables	114	901	-
Other taxes receivable	19,249	80,682	20,564
Deferred expenses	241	-	141,369
	$451,765	$640,225	$850,448

Note 6. Prepaid and other assets.

Prepaid and other assets include:

US Dollars	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006

Prepayments	10,773	14,830	55,031
Loans to related parties	2,551	-	227,867
	$13,323	$14,830	$282,898

 Note 7 Accounts payable

Accounts payable are summarized as follows:

US Dollars	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006

Trade accounts payable	$234,183	$659,352	$766,192
Wages and salaries payable	33,810	21,854	34,338
Other accounts payable	47,632	30,775	28,448
	$315,624	$711,982	$828,978

Note 8 Borrowings

The Company borrows operating funds under several loans agreements with non-financial institutions:

US Dollars	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006

Interest free, unsecured loans from RossGas, LLC a related party (debt is repayable on mutual consent)	-	$2,896,468	$2,561,800
Interest free, unsecured loan from Tintrade Limited ($ 300 000 is overdue, for disclosure see Note 10)	300,000	300,000	300,000
Interest free, unsecured loans from members of staff	$10,194	-	-
	$310,194	$3,196,468	$2,861,800

As of December 30, 2008 Auxerre Trading Ltd, the sole shareholder at Karbon, CJSC, has been assigned the right of being entitled to repayment of all loans originally advanced by RossGas, LLC to Karbon, CJSC whereby Auxerre Trading Ltd assumed control of the loans previously repayable to RossGas, LLC.

As of December 31, 2008 Auxerre Trading Ltd has forgiven all the loans it has assumed control of from RossGas, LLC as at December 30, 2008 and Karbon, CJSC has reclassified $ 2,865,325 worth of loan forgiveness as additional paid-in capital in the US GAAP accounts.

Note 9. Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are composed of the following items:

US Dollars	Asset			Liability			Net
	As of December 31, 2008	As of December 31, 2007	As at December 31, 2006	As of December 31, 2008	As of December 31, 2007	As at December 31, 2006	As of December 31, 2008	As of December 31, 2007	As at December 31, 2006

Property, plant and equipment	$544	$652	607	$-	$-	(19,029)	$544	$652	(18,422)
Proved Oil and Gas properties	31,441	(60,323)	349,494	-	-	-	31,441	(60,323)	349,494
Inventories	21,658	-	12,103	-	-	-	21,658	-	12,103
Accounts payable	3,088	-	-	-	-	-	3,088	-	-
Assets retirement obligations	33,798	25,666	11,393	-	-	-	33,798	25,666	11,393
Borrowings	-	-	-	(11,846)	(14,179)	(1,444,147)	(11,846)	(14,179)	(1,444,147)
Deferred tax assets/(liabilities)	$90,529	$(34,005)	$373,597	$(11,846)	$(14,179)	$(1,463,175)	$78,683	$(48,185)	$(1,089,578)

Temporary differences between these financial statements and tax records gave rise to deferred income tax assets and liabilities as of December 31, 2008 as above.
Income tax expenses for the years ended December 31 comprise the following:

US Dollars	For the year ended December 31, 2008	For year ended December 31, 2007	For year ended December 31, 2006

Current tax expense
Current period	$-	$-	$(42)
Adjustments for prior periods

Deferred tax expense
Origination and reversal of temporary differences	138,434	1,064,973	115,052

Total income tax expense in income statement	$138,434	$1,064,973	$115,010

A reconciliation of expected income tax expense to the actual tax expense for the years ended December 31 is as follows:

US Dollars	For the year ended December 31, 2008	For year ended December 31, 2007	For year ended December 31, 2006

Income/(loss) before Income tax	$(1,235,511)	$(586,977)	$(661,431)
Statutory income tax rate	24%	24%	24%
Theoretical income tax benefit/(expense)	296,523	140,875	158,743
Permanent accounting differences arising from:
Non-deductible items, net	(158,088)	924,098	(43,734)
Other permanent differences	-	-
	$138,434	$1,064,973	$115,010

Note 10. Provision for litigation

The Company is litigating with Tintrade Limited, a lender of the Company, with regard to repayment of a $300,000 loan that matured in June 2003. The lender is also claiming $ 73,970 of penalties in addition to $2,772 and $ 19,965 of court fees to be recovered.

The Company is contesting this claim and appealing against the court ruling made in favour of the settlement demand of the plaintiff.

Full provision for the amounts in question has been recognized in the reporting period.

Note 11. Assets retirement obligations

US Dollars	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006

Beginning asset retirement obligation	$616,185	$522,196	$434,292
Liabilities incurred	-	-	-
Liabilities settled	-	-	-
Accretion expense	61,058	53,272	45,986
Revision to estimated cash flows	-	-	-
Foreign currency translation	(11,152)	(147,261)	(133,890)
Ending asset retirement obligation	-	-	-
	$566,279	$616,185	$522,196

The asset retirement obligations represent the estimated future costs associated with the plugging and abandonment of oil and gas wells, removal of equipment and facilities from owned and leased acreage, and land restoration.

Note 12. Share capital

As of December 31, 2008 the Company's authorized share capital was 601,000 shares of common stock, par value of $3.75 each.

As of December 31, 2008 the Company had issued 601,000, 601,000 (2007), and 601,000 (2006) shares of common stock, all of which are outstanding.

Note 13. Marketing and transportation expenses

Marketing and transportation expenses are summarized as follows:

US Dollars	For the year ended December 31, 2008	For year ended December 31, 2007	For year ended December 31, 2006

Staff cost	$221,932	$142,090	$187,101
Transport expense	51,223	24,502	50,091
Insurance expense	398	389	381
Rental expense	42,152	35,769	34,876
Business trips	3,139	1,945	8,007
Laboratory analysis	-	-	-
Evaporative losses	-	-	-
Other expenses	-	102	2,676
	$318,845	$204,797	$283,131

Note 14. General and administrative expenses

General and administrative expenses are summarized as follows:

US Dollars	For the year ended December 31, 2008	For year ended December 31, 2007	For year ended December 31, 2006

Provision for inventory valuation	$97,235	$21,671	$48,849
Bad debt allowance	-	-	21,317
Bank cost	4,202	1,225	3,964
Consumables	1,555	996	1,282
Audit, legal, advisory and information expense	38,275	4,956	10,483
Telephone and mobile	8,120	7,798	8,277
Charitable contribution and corporate events	-	-	905
Fines and penalties	63,329	2,867	43,712
Provision for claims litigation	100,741	-	-
Other operating expenses	7,733	4,462	5,821
	$321,190	$43,975	$144,610

Note 15. Operating lease

The following is a schedule by years of future minimum rental payments required under operating lease that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2008:

US Dollars

Year ended December 31, 2009	$70,260
Year ended December 31, 2010	-
$70,260

The Company rents office space and the monthly rental at September 2008 was $ 2,860. The Monthly Rental is paid on or before the first day of each month. The Tenancy Agreement expires in December 2009. The Company has the exclusive right to extend the term of the Tenancy whereas the Owner has the right to revise the Monthly Rental.

Further, the company rents 3 plots of land and the monthly rental at December 2008 was $2,995. The Monthly Rental is paid on or before the first day of each month. The Land Lease Agreement expires in December 2009. The Company has the exclusive right to extend the term of the Lease through to December 2014 whereas the Owner has the right to revise the Monthly Rental.

Note 16. Related party transactions

In the years ended December 31, 2006, 2007 and 2008 the Company did not enter into transactions with related parties that are material either to the Company or any related party, or that are unusual in their nature of conditions.
 Year end balances with related parties are set out below:

	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Receivable from related parties:
Receivable from companies under common control and key members of staff, non-interest bearing loans	$2,551	$-	$227,867
Total receivable from related parties	$2,551	$-	$227,867
Payable to related parties:
Payable to companies under common control, trade	$136,911	$163,875	$71,530
Payable to companies under common control, non interest bearing	10,194	2,896,468	2,561,800
Total payable to related parties	$147,105	$3,060,342	$2,633,331

Note 17. Disclosure about Oil and Gas Producing Activity

Oil and Natural Gas Reserves (Unaudited)

Net proved oil and natural gas reserve estimates for all years presented were prepared by a firm of independent petroleum engineers located in Texas, and interpreted by the management as contained herein. The reserves were prepared in accordance with guidelines established by the Securities and Exchange Commission and, accordingly, were based on existing economic and operating conditions. Oil and natural gas prices in effect as of the reserve report date were used without any escalation. (See “Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Natural Gas Reserves” below for a discussion of the effect of the different prices on reserve quantities and values.) Operating costs, production and ad valorem taxes and future development costs were based on current costs with no escalation.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. Moreover, the present values should not be construed as the current market value of our oil and natural gas reserves or the costs that would be incurred to obtain equivalent reserves. All of our reserves are located in the Russian Federation.

Presented below is a summary in estimated proved reserves of the company:

	For year ended December 31, 2008		For year ended December 31, 2007		For year ended December 31, 2006
	Oil or Conden-sate	Gas	Oil or Conden-sate	Gas	Oil or Conden-sate	Gas
	(TBbl)	(MMcf)	(TBbl)	(MMcf)	(TBbl)	(MMcf)
Developed and undeveloped:
Beginning of period	8,066	45,211	8,093	45,237	8,127	45,262
Revision of previous estimate	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-
Infill reserves in an existing proved fields	-	-	-	-	-	-
Purchase of minerals in place	-	-	-	-	-	-
Sales of reserves	-	-	-	-	-	-
Production	(22)	(22)	(27)	(26)	(34)	(25)
End of period	8,044	45,189	8,066	45,211	8,093	45,237

Proved developed reserves:
Beginning of period	37	151	64	177	98	152
End of period	15	129	37	151	64	177

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Natural Gas Reserves (Unaudited)

Statement of Financial Accounting Standard No. 69, “Disclosures about Oil and Gas Producing Activity” (SFAS No. 69”) prescribes guidelines for computing a standardized measure of future net cash flows and changes therein to estimated proven reserves. The Company follows these guidelines, which are briefly discussed below.

Future cash inflows and future production and developments costs are determined by applying benchmark prices and costs, including transportation, quality, and basis differentials, in effect at year (period) end to the year(period)-end estimated quantities of oil and gas to be produced in future. Each property the Company operates is also charged with field-level overhead in the estimated reserve calculation. Estimated future income taxes are computed using current statutory income taxes rate, including consideration for estimated future statutory depletion. The resulting future cash flows are reduced to present value amounts by applying a ten percent annual discount factor.

Future operating costs are determined based on estimates of expenditures to be incurred in developing and producing the proved oil and gas reserves in place at the end period using year(period)-end costs and assuming continuation of existing economic conditions, plus Company overheads incurred by the administrative office attributable to operating activities.

The assumptions used to compute the standardized measure are those prescribed by the FASB and the Securities and Exchange Commission. These assumptions do not necessarily reflect the Company’s expectations of actual revenues to be derived from those reserves, nor their present value. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computation since these reserve quantity estimates are the basis for the valuation process. The following prices as adjusted for transportation, quality and basis differentials were used in calculation of standardized measure:

US Dollars	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Gas (per Mcf)	$1.01	$0.87	$0.54
Oil (per Bbl)	$20.92	$31.86	$31.67

The following summary sets forth the Company’s future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in SFAS No. 69:

US Dollars (In thousands)	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006
Future cash inflows	$204,106	$288,431	$275,487
Future production costs	(125,132)	(169,257)	(135,746)
Future development cost	(63,504)	(68,211)	(73,171)
Future income taxes	(2,872)	(19,754)	(24,736)
Future net cash flows	12,599	31,209	41,834
10 percent annual discount	(2,264)	(3,431)	(3,990)
Standardized measure of discounted future net cash flows	$10,335	$27,778	$37,844

The principle sources of change in the standardized measure of discounted future net cash flows are:

US Dollars (In thousands)	For year ended December 31, 2008	For year ended December 31, 2007	For year ended December 31, 2006
Standardized measure, beginning of period	$27,778	$37,844	$37,844
Sales of oil and gas produced, net of production costs	(870)	(294)	-
Net charge in prices and production costs	(34,622)	(15,313)	-
Extensions, discoveries and other including infill reserves in an existing proved field, net of production costs	-	-	-
Purchase of mineral in place	-	-	-
Development costs incurred during the period	-	-	-
Change in estimated future development costs	-	-	-
Revisions of previous quantity estimates	-	-	-
Accretions of discount	1,167	559	-
Sales of reserves in place			-
Net charge of income taxes	16,882	4,982	-
Changes in timing and other	-	-	-
Standardized measure, end of period	$10,335	$27,778	$37,844

Note 18. Commitments, contingencies and operating risks

Capital expenditure, exploration and investment programs

The entity owns and operates the asset (natural gas and crude oil reserves located in the North Kopanskoye Field) under which it has commitments for capital expenditure in relation to its exploration programs. It relates to an existing license agreement in the Russian Federation.

Development plan calls for the implementing of pressure maintenance by water flooding both the Artinsky-1 and Bashkirian A4 Central oil reservoirs. A combination of procedures and injectors totaling 18 wells in Artinsky-1 reservoir and 9 wells in the Bashkirian A4 Central reservoir are scheduled to be active when the water flood development plant are fully implemented. Additionally, two wells are scheduled to be completed  in the Bashkirian A4 South reservoir, which will be produced by primary depletion.

The capital commitments to undertake the drilling and oilfield construction activities envisaged by the North Kopanskoye Field exploration and development plan, were assessed and estimated by the management to be in the region of $ 70,000,000 to $ 73,000,000. Unless the Company is able to raise sufficient capital, the Company will not be able to meet its license obligations and may not be able to continue as a going concern.

Russian Business Environment.

While there have been improvements in the Russian economic situation, such as an increase in gross domestic product and a reduced rate of inflation, Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government. In addition, laws and regulations, including interpretations, enforcement and judicial processes, continue to evolve in Russia. Other laws and regulations and certain other restrictions have a significant effect on the Company's industry, including, but not limited to the following issues: rights to use subsurface resources, environmental matters, site restoration, transportation and export, corporate governance, taxation, etc.

Political environment.

Trading activity and the profit derived therefrom may be affected by political, statutory, financial and administrative changes, including the changes in environment protection legislation that are currently underway in Russia.

Insurance.

During the normal course of business disputes and claims may arise and there can be uncertainties surrounding the ultimate resolution of these matters.

Taxation.

The taxation system in the Russian Federation is relatively new and is characterized by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years.

Russian transfer pricing rules were introduced in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all “controlled” transactions, provided that the transaction price deviates from the market price by more than 20%. Controlled transactions include transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions with significant (by more than 20%) price fluctuations.

The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge the Company’s prices and propose an adjustment. If such price adjustments are upheld by the Russian courts and implemented, the Company’s future financial results could be adversely affected. In addition, the Company could face significant losses associated with the assessment of prior tax underpaid and related interest and penalties, which could have an adverse effect on the Company’s financial condition and results of operations. The Company’s management believes that such transfer pricing related tax contingencies are remote and therefore may not have any significant impact on the Company’s financial statements.

Environmental liabilities.

Potential liabilities that may arise as a result of changes in laws and regulations and settlement of the civil disputes can not be reliably assessed but they may prove to be material. Under existing legislation, management believes that there are no significant unrecorded liabilities which could have a significant adverse effect on the operating results or financial position of the Company.

Environmental protection

Environmental protection liabilities are carried in accounts when they arise and can be reliably measured and when there are probabilities of arising of such liabilities.

Pension Benefits

The Company makes payments to State Pension Fund of Russian Federation. These payments are calculated by the employer as a percentage of salary expense and are expensed as they are incurred.

Note 19. Subsequent events

As of January 30, 2009, in mitigation of the consequences Karbon CJSC might be facing in the claim from Stroystile, LLC as one of the guarantors to Rossgas, LLC if the later were to default, Karbon CJSC has been presented with a hold harmless arrangement.  As of February 17, 2009, Stroystile, LLC agreed to an out of court settlement suggested by Rossgas, LLC thereby establishing grounds for an amicable resolution of the dispute on or before March 16, 2009.